UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

MEMSIC, INC.

(Name of Issuer)

MEMSIC, Inc.

MZ Investment Holdings Limited

MZ Investment Holdings Merger Sub Limited

IDG-Accel China Growth Fund II L.P.

IDG-Accel China Investors II L.P.

IDG Technology Venture Investments, L.P.

IDG Technology Venture Investments, LLC

IDG Technology Venture Investment III, L.P.

IDG-Accel China Capital II L.P.

Yang Zhao

Paul Zavracky

Patricia Niu

Yongyao Cai

Noureddine Hawat

Alexander Dribinsky

Eric Chojnacki

Xianfeng Ding

James Fennelly

Dong An

Lei Zhang

Wei Zhang

Haidong Liu

Leyue Jiang

John Newton

Jose Rios

Cheryl Merino

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103 — Common Stock

(CUSIP Number of Class of Securities)

MZ Investment Holdings Limited c/o IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong Attn: Dr. Quan Zhou, Ph.D.	MEMSIC, Inc. One Tech Drive, Suite 325 Andover, MA 01810 Attn: Patricia Niu Tel. No.: (978) 738-0900	MZ Investment Holdings Merger Sub Limited c/o IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong Attn: Dr. Quan Zhou, Ph.D.

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC Attn: Peter X. Huang, Esq.	Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, MA 02210 Attn: Robert L. Birnbaum, Esq.	Wilmer Cutler Pickering Hale & Dorr LLP 60 State Street Boston, MA 02109 Attn: Jay E. Bothwick, Esq.

This statement is filed in connection with (check the appropriate box):

a.                  ☒              The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                 ☐     The filing of a registration statement under the Securities Act of 1933.

c.                  ☐     A tender offer.

d.                 ☐     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$84,497,176	$11,525.41

*                   The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $84,497,176, which is the sum of (a) the product of (i) the 18,884,885 shares of Common Stock that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $4.225 per share of Common Stock, plus (b) the product of (i) the 551,667 restricted stock units, multiplied by (ii) the merger consideration of $4.225 per share of Common Stock, plus (c) the product of (i) the 52,500 restricted stock awards, multiplied by (ii) the merger consideration of $4.225 per share of Common Stock, plus (d) the product of (i) the 1,507,475 shares of Common Stock underlying options to purchase such shares at a per-share exercise price of less than $4.225, multiplied by (ii) the amount by which the per-share merger consideration exceeds the $2.648 per share weighted average exercise price of such options.

**              The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals the proposed maximum aggregate value of the transaction described above multiplied by 0.0001364.

☒              Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,525.41

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: MEMSIC, Inc.

Date Filed: May 21, 2013

Introduction

This Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) MEMSIC, Inc., a Delaware corporation (the “Company”); (ii) MZ Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (iii) MZ Investment Holdings Merger Sub Limited, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”); (iv) IDG-Accel China Growth Fund II L.P., a limited partnership organized under the laws of the Cayman Islands, IDG-Accel China Investors II L.P., a limited partnership organized under the laws of the Cayman Islands, IDG Technology Venture Investments, L.P., a limited partnership organized under the laws of the State of Delaware, IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware, IDG Technology Venture Investment III, L.P., a limited partnership organized under the laws of the State of Delaware, and IDG-Accel China Capital II L.P., a limited partnership organized under the laws of the Cayman Islands (collectively, “IDG”); and (v) seventeen executive officers and employees of the Company and its subsidiaries, including Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Patricia Niu, Yongyao Cai, Noureddine Hawat, Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., Xianfeng Ding, James Fennelly, Dr. Dong An, Ph.D., Lei Zhang, Wei Zhang, Haidong Liu, Leyue Jiang, John Newton, Jose Rios and Cheryl Merino (collectively, and together with IDG, the “Rollover Holders”).  The Rollover Holders, together with the Company, Parent and Merger Sub are referred to herein as the “Filing Persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 22, 2013 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub. The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “merger”). Pursuant to the terms of the Merger Agreement, the Company will be the surviving corporation in the merger and will continue its corporate existence under Delaware law, the corporate existence of Merger Sub will cease, and, immediately following the merger, Parent will own all of the outstanding capital stock of the Company.  At such time, the Rollover Holders will own all equity shares of Parent. Upon completion of the merger, each share of the Company’s common stock, par value $.00001 per share (“Common Stock”) (other than shares held by: (i) the Company as treasury stock; (ii) Parent or Merger Sub, whether directly or indirectly, and including any shares contributed to Parent by the Rollover Holders prior to the effective time of the merger in exchange for equity shares of Parent; (iii) any Company subsidiary; or (iv) stockholders who have properly exercised and perfected and not withdrawn or lost their appraisal rights under Delaware law), will be cancelled and converted into the right to receive $4.225 per share in cash (the “merger consideration”), without interest and less any applicable withholding taxes.  Following the completion of the merger, the Common Stock will no longer be publicly traded, and holders of the Common Stock that has been converted will cease to have any ownership interest in the Company.

The merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by the affirmative vote of Company stockholders representing at least a majority of the issued and outstanding Common

Stock.  Certain of the Rollover Holders that beneficially own 22.2% of the Company’s outstanding Common Stock have, subject to certain circumstances, agreed to vote their shares for the adoption of the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies in relation to a special meeting of the Company’s stockholders, where Company stockholders will be asked to consider and vote upon: (i) a proposal to adopt the Merger Agreement; (ii) a proposal to approve, on an advisory basis, specified compensation that may become payable to the named executive officers of the Company in connection with the merger; and (iii) a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the Merger Agreement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

MEMSIC, Inc.

One Tech Drive, Suite 325

Andover, Massachusetts 01810

Telephone No.: (978) 738-0900

(b) Securities.

The exact title of the subject class of equity securities is “Common Stock, par value $0.00001 per share,” and as of May 10, 2013, the Company had 24,296,504 shares of such Common Stock outstanding.

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING MEMSIC—Market Price and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING MEMSIC—Market Price and Dividend Information”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING MEMSIC—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING MEMSIC—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) - (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING MEMSIC—Company Background”

“IMPORTANT INFORMATION REGARDING MEMSIC—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, IDG, AND THE INDIVIDUAL ROLLOVER HOLDERS—Parent, Merger Sub and the IDG Filing Persons”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, IDG, AND THE INDIVIDUAL ROLLOVER HOLDERS—The Individual Rollover Holders”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offers. Not applicable.

(2) Mergers or similar transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Restricted Stock Awards and Restricted Stock Units”

“THE MERGER AGREEMENT—Payment of the Merger Consideration”

“AGREEMENTS INVOLVING COMMON STOCK—Contribution Agreement”

“ANNEX A—Agreement and Plan of Merger”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“ANNEX B—Opinion of RBC Capital Markets, LLC”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Conditions to the Merger”

“ANNEX A—Agreement and Plan of Merger”

(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“ANNEX A—Agreement and Plan of Merger”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Anticipated Accounting Treatment of the Merger”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“ANNEX A—Agreement and Plan of Merger”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

“ANNEX C—Section 262 of the Delaware General Corporation Law”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing”

“AGREEMENTS INVOLVING COMMON STOCK”

“IMPORTANT INFORMATION REGARDING MEMSIC—Transactions in Common Stock”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, IDG, AND THE INDIVIDUAL ROLLOVER HOLDERS—Certain Transactions Between the Parties”

(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT”

“AGREEMENTS INVOLVING COMMON STOCK”

“ANNEX A—Agreement and Plan of Merger”

Item 6. Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Restricted Stock Awards and Restricted Stock Units”

“ANNEX A—Agreement and Plan of Merger”

(c)(1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT—Structure of the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Restricted Stock Awards and Restricted Stock Units”

“ANNEX A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT—Structure of the Merger”

“ANNEX A—Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“ANNEX B—Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Required Vote for the Merger”

“SUMMARY TERM SHEET—Conditions to the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Conditions to the Merger”

“ANNEX A—Agreement and Plan of Merger”

(d) Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“ANNEX B— Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“SPECIAL FACTORS—Projected Financial Information”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

“ANNEX B— Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fees and expenses”

“THE MERGER AGREEMENT—Expenses”

“ANNEX A—Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING MEMSIC—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing”

“AGREEMENTS INVOLVING COMMON STOCK”

“IMPORTANT INFORMATION REGARDING MEMSIC—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

“SPECIAL FACTORS—Financing”

“THE SPECIAL MEETING—Required Vote”

“AGREEMENTS INVOLVING COMMON STOCK”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Rollover Holders as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons for the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING MEMSIC—Historical Selected Financial Information”

“IMPORTANT INFORMATION REGARDING MEMSIC—Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION REGARDING MEMSIC—Book Value Per Share”

“ANNEX D—MEMSIC’s Form 10-K for the Fiscal Year ended December 31, 2012”

“ANNEX E—MEMSIC’s Form 10-Q for the Fiscal Quarter ended March 31, 2013”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

Item 15. Additional Information

Regulation M-A Item 1011

 (b) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger—Quantification of Payments and Benefits to the Executive Officers”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)

Preliminary proxy statement for the special meeting of the shareholders of MEMSIC, Inc., incorporated herein by reference to the Schedule 14A filed by MEMSIC, Inc. with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of MEMSIC, Inc. Common Stock, filed with the SEC together with the Proxy Statement.

(a)(3)	Form of Letter to stockholders of MEMSIC Inc., filed with the SEC together with the Proxy Statement.

(a)(4)	Form of Notice of Special Meeting to stockholders of MEMSIC, Inc. filed with the SEC together with the Proxy Statement.

(a)(5)

Equity Commitment Letter dated as of April 22, 2013 by and between MZ Investment Holdings Limited and IDG-Accel China Capital II L.P. (filed as Exhibit 7.04 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

(a)(6)	Press Release dated as of April 23, 2013 (filed as Exhibit 99.1 to MEMSIC Inc.’s Current Report on Form 8-K filed April 23, 2013 and incorporated herein by reference).

(c)(1)	Opinion of RBC Capital Markets, LLC (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(2)	Fairness Opinion Presentation to the Special Committee, dated as of April 22, 2013, prepared by RBC Capital Markets, LLC.

(c)(3)	Process Update presentation materials, dated as of May 3, 2012, prepared by RBC Capital Markets, LLC.

(c)(4)	Process Update presentation materials, dated as of June 28, 2012, prepared by RBC Capital Markets, LLC.

(c)(5)	Discussion Materials, dated as of November 14, 2012, prepared by RBC Capital Markets, LLC.

(c)(6)	Process Update Discussion Materials, dated as of December 18, 2012, prepared by RBC Capital Markets, LLC.

(c)(7)	Preliminary Discussion Materials, dated as of December 20, 2012, prepared by RBC Capital Markets, LLC.

(c)(8)	Presentation Materials, dated as of February 15, 2013, prepared by RBC Capital Markets, LLC.

(d)(1)	Agreement and Plan of Merger dated as of April 22, 2013, by and among Parent, Merger Sub and MEMSIC, Inc. (attached as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)

Form of Contribution Agreement, dated as of April 22, 2013, entered into by and among MZ Investment Holdings Limited and each Rollover Holder (filed as Exhibit 7.05 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013 and incorporated herein by reference).

(d)(3)

Form of Voting Agreement, dated as of April 22, 2013, entered into by and among MEMSIC, Inc., MZ Investment Holdings Limited and certain of the Rollover Holders (filed as Exhibit 7.06 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013 and incorporated herein by reference).

(d)(4)

Limited Guaranty dated as of April 22, 2013 by and between IDG-Accel China Capital II L.P. and MEMSIC, Inc. (filed as Exhibit 7.07 to Schedule 13D, Amendment No. 1 filed by IDG and certain of its affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference).

(d)(5)

Power of Attorney regarding amendments to Schedule 13E-3, dated as of May 20, 2013, granted by Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Mr. John Newton, Mr. Yongyao Cai, Mr. Noureddine Hawat, Mr. Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., Mr. Xianfeng Ding, Mr. James Fennelly, Mr. Jose Rios, Ms. Cheryl Merino, Dr. Dong An, Ph.D., Ms. Lei Zhang, Mr. Wei Zhang, Mr. Haidong Liu and Mr. Leyue Jiang, in favor of Ms. Patricia Niu.

(f)(1)	Dissenters’ appraisal rights are described under the caption “APPRAISAL RIGHTS” in the Proxy Statement, incorporated herein by reference.

(f)(2)	Annex C to the Proxy Statement, entitled “Section 262 of the Delaware General Corporation Law,” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2013

MEMSIC, INC.

By:	/s/ Patricia Niu
Name:	Patricia Niu
Title:	Chief Financial Officer

MZ Investment Holdings Limited

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Director

MZ Investment Holdings Merger Sub Limited

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Director

IDG-Accel China Capital II L.P.
By: IDG-Accel China Capital II Associates L.P,
its General Partner
By: IDG-Accel China Capital GP II Associates Ltd.,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG-Accel China Growth Fund II L.P.
By: IDG-Accel China Growth Fund II Associates L. P.,
its General Partner
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG-Accel China Investors II L.P.
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG Technology Venture Investments, LP
By: IDG Technology Venture Investments, LLC,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3]

IDG Technology Venture Investments, LLC

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

IDG Technology Venture Investment III, L.P.
By: IDG Technology Venture Investment III, LLC,
its General Partner

By:	/s/ Dr. Quan Zhou, Ph.D.
Name:	Dr. Quan Zhou, Ph.D.
Title:	Authorized Signatory

[Signature Page to Schedule 13E-3]

/s/ Yang Zhao
Yang Zhao

/s/ Paul Zavracky
Paul Zavracky

/s/ Patricia Niu
Patricia Niu

/s/ John Newton
John Newton

/s/ Yongyao Cai
Yongyao Cai

/s/ Noureddine Hawat
Noureddine Hawat

/s/ Alexander Dribinksy
Alexander Dribinksy

/s/ Eric Chojnacki
Eric Chojnacki

/s/ Xianfeng Ding
Xianfeng Ding

/s/ James Fennelly
James Fennelly

/s/ Jose Rios
Jose Rios

[Signature Page to Schedule 13E-3]

/s/ Cheryl Merino
Cheryl Merino

/s/ Dong An
Dong An

/s/ Lei Zhang
Lei Zhang

/s/ Wei Zhang
Wei Zhang

/s/ Haidong Liu
Haidong Liu

/s/ Leyue Jiang
Leyue Jiang

[Signature Page to Schedule 13E-3]